214-746-7813
rbramsey@weil.com
September 28, 2006
VIA EDGAR CORRESPONDENCE, FAX AND FEDERAL EXPRESS
Gary Newberry
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Darling International Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 1-13323
Dear Mr. Newberry:
     On behalf of Darling International Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the Staff’s comments made in its letter of September 12, 2006 (the “Comment Letter”) addressed to the Company in connection with the Company’s Form 10-K, filed on March 16, 2006 (the “Form 10-K”) and the Company’s response letter of August 18, 2006, which was in response to the Staff’s comments made in its letter of August 8, 2006 (the “Initial Comment Letter”). Where applicable, the Company will incorporate revisions in response to the Staff’s comments into an Amendment to Form 10-K (the “Amendment”).
     Where appropriate, the Amendment will incorporate material intended to be responsive to certain of the comments contained in the Comment Letter. For convenience, the Staff’s comments (in addition to the Staff’s comments in the Initial Comment Letter where appropriate) have been reproduced in bold text in this letter with the Company’s responses thereto below each corresponding comment.

Mr. Newberry
September 28, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005
Results of Operations
Fifty-two Week Fiscal Year Ended December 31, 2005 (“Fiscal 2005”) Compared to
Fifty-two Week Fiscal Year Ended January 1, 2005 (“Fiscal 2004”)
Income Taxes, page 30
Critical Accounting Policies, page 38
1.	We have considered your response to our prior comments number one, two and six in our letter of August 8, 2006. SEC staff policy does not allow a Registrant to decide which disclosure issues will be remedied by current or future compliance. Please revise your filing to include the income tax and critical accounting policy disclosures you have agreed to make in future filings.

Initial Comment Letter
1.	We note the reduction in your effective tax rate as disclosed in Note 10 to your financial statements. Provide a discussion of the impact of this rate reduction on your results of operations for fiscal 2005.
     The Company will include the following discussion of the effective income tax rate in the Amendment:
     The effective tax rate of 29.3% for 2005 differed from the statutory rate of 34% primarily due to the reversal of approximately $700,000 in reserves for tax contingencies as a result of the expiration of the statute of limitations for such contingencies. The impact of state income taxes for 2005 of $0.4 million was offset by certain state tax credits recorded in 2005 of $0.3 million. The effective tax rate of 39.3% for 2004 differed from the statutory rate of 35% primarily due to state income taxes.
2.	Several critical policies discussed here are not disclosed in your financial statements. Provide the appropriate disclosure for all significant accounting policies in the Notes to your financial statements.
     The Company has determined that Accounts Receivable and Allowance for Doubtful Accounts and Accrued Medical Claims Liability are not critical accounting policies and the Company will remove such policies from its discussion of critical accounting policies in the Amendment. The Company will include the following policy with respect to complying with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in Note 1(b)(13) to its consolidated financial statements:

Mr. Newberry
September 28, 2006

     The Company reviews the carrying value of long lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset, or related asset group, may not be recoverable from estimated future undiscounted cash flows. For purposes of calculating impairment on long lived operating assets, the Company estimates fair value of its long lived assets at each plant based upon future undiscounted net cash flows from use of those assets. In calculating such estimates, actual historical operating results and anticipated future economic factors, such as future business volume, future finished product prices, and future operating costs and expense are evaluated and estimated as a component of the calculation of future undiscounted cash flows for each operating plant location. The estimates of fair value of the reporting units and of future undiscounted net cash flows from operation of these assets could change if actual volumes, prices, costs or expenses vary from these estimates.
6.	We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications. The title of your certifying officer and the name of the company should not be included in the introductory line and the certification should include the language of paragraph 4b that refers to the certifying officer’s responsibility for designing internal control over financial reporting.
     Item 15(a)(3) (including Exhibits 31.1 and 31.2) of the Form 10-K was amended and restated in its entirety in response to this comment in Amendment No. 1 to Form 10-K, filed with the SEC on August 18, 2006, to conform to the requirements specified in Financial Release 33-8238 by (i) removing the title of the applicable certifying officer and the name of the Company in the introductory line and (ii) including the language of paragraph 4(b) that refers to the certifying officer’s responsibility for designing internal control over financial reporting, in the certifications of the Company’s principal executive officer and principal financial officer.
Notes to Consolidated Financial Statements
Note 14 – Contingencies, page 71
2.	We have considered your response to our prior comment number five. Your disclosure indicates your lawsuits and claims are “not likely” to affect financial position, and “could potentially” have a material impact on your results of operations in any one year, but you do not quantify the potential amount of such loss. Disclosure of the amount of potential environmental remediation liabilities under Statement of Position (SOP) 96-1, paragraph 156, and similar disclosure of other loss contingencies under SOP 94-6, paragraphs 12 through 14, is required if it is at least reasonably possible such loss will occur in the near term and such amounts would be material.

Revise this footnote to disclose the amount of material loss contingencies that you deem to be reasonably possible or tell us why such disclosure is not needed. Revise

Mr. Newberry
September 28, 2006

footnote 1(b) to address your policy with regard to disclosure of reasonably possible loss contingencies in accordance with these standards, as well as Statement of Financial Accounting Standards 5.

Initial Comment Letter
5.	With respect to your environmental liabilities, provide all the disclosures required by paragraphs 151-172 of Statement of Position (SOP) 96-1 or tell us why such disclosure is not required. In particular, address the requirements of paragraph 156 with regard to disclosure of certain significant risks and uncertainties under SOP 94-6.
     The Company does not believe that additional disclosure is needed in Note 14 – Contingencies based on the analysis set forth below. Workers’ compensation and auto and general liability loss contingencies not covered by insurance as of December 31, 2005, accounted for most of the Company’s loss reserves while less than 6% of such reserves were attributable to environmental and legal matters. Based on the nature of the claims that comprise the Company’s estimated environmental and legal loss contingencies and the quantitative amount of such claims, the Company does not believe that losses greater than the reserves for such contingencies and that are reasonably possible to occur would be material to its financial statements.
     With respect to workers’ compensation, auto and general liability loss contingencies, the Company utilizes an actuary to determine its best estimate of such losses for which the Company records reserves. Based on discussions with its actuary and its historical experience, the Company does not believe that losses greater than such reserves and that are reasonably possible to occur would be material to its financial statements.
     Due to the above analysis the Company will revise the last sentence of the third paragraph of Note 14 as follows:
     The Company believes that the likelihood is remote that any additional liability from such lawsuits and claims that may not be covered by insurance would have a material effect on the financial statements.
     The Company will include the following in Note 1(b)(12) to address its policy with regard to disclosure of reasonably possible loss contingencies in accordance with the standards set forth in comment two above, as well as Statement of Financial Accounting Standards 5:
     If it is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that exist at the date of the financial statements will change in the near term due to one or more future confirming events and the effect of the change would be material to the financial statements, the Company will disclose the nature of the uncertainty and include an indication that it is at least reasonably possible that a change in the estimate will occur in the near term. If the estimate involves a loss contingency

Mr. Newberry
September 28, 2006

covered by FASB Statement No. 5, the disclosure will also include an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
     Should you have any questions regarding the foregoing or the Amendment, please contact the undersigned at (214) 746-7813.

Very truly yours,
/s/ R. B. Ramsey
R.B. Ramsey